Exhibit 99.1

Vietnamese Digital Insurer OPES Chooses Sapiens to Modernize its Core P&C Insurance Systems

Sapiens IDITSuite for Property & Casualty coupled with Sapiens Intelligence provides OPES a turnkey solution for expanding its business

Holon, Israel, May 22, 2023 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that OPES Insurance Company (OPES), the first digital insurer in Vietnam, has chosen Sapiens IDITSuite to modernize its core insurance business.

Sapiens was selected for its strong product configuration, digital API capabilities and proven experience with empowering insurers to achieve digital transformations. Fully eliminating audit risks was a further, significant factor behind adopting Sapiens IDITSuite with its robust approval status-tracking capabilities. The Sapiens cloud-based solution will be deployed on the Azure cloud.

“Sapiens has been the ideal partner to help us achieve the modernization goals we have set for ourselves,” said Tung Dang, CEO of OPES Insurance. “We look forward to improving our ability to scale in a timely and cost-efficient manner to deliver new products and services to our customers. We needed a cloud-based end-to-end solution to automate operations and digitize manual and paper-based processes, and I believe that Sapiens provides the best such solution.”

The OPES implementation is underpinned by the market-leading Sapiens Intelligence data and analytics module that pools the insurer’s data to provide actionable insights, improving underwriting risk selection and reducing claims expense ratios.

“It is immensely gratifying to work with a future-oriented insurer such as OPES, and we look forward to helping them build towards a cloud-native architecture landscape,” said Roni Al-Dor, Sapiens President & CEO. “In addition, Vietnam is an entirely new and exciting market for Sapiens to enter in which we fully meet the country’s regulatory requirements.”

Sapiens IDITSuite is a digitally led, award-winning, end-to-end, cloud-based modular insurance platform, supporting personal and commercial lines of business from acquisition to billing, claim and renewal.

About OPES

OPES Insurance Company is a digital Insurance company launched in 2018, serving the Vietnam market. OPES is owned by Vietnam Prosperity Joint-Stock Commercial Bank (VPBank), the largest retail bank in Vietnam. OPES aims to be a pioneer in using technology to improve the quality of community life with simple and convenient digital insurance products. For more information, please visit: https://opes.com.vn/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.